Exhibit 12.1

SOUTH JERSEY INDUSTRIES, INC.

Calculation of Ratio of Earnings from Continuing Operations to

Fixed Charges (Before Income Taxes)

(IN THOUSANDS)

	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2016		2015		2014		2013		2012		2011
Net income*	$68,187		$105,610		$97,628		$82,389		$92,776		$89,859
Income taxes	39,267		1,360		4,449		(19,014)		11,479		22,502
Loss (earnings) on affiliates	(158)		27,812		7,785		(1,585)		(2,239)		810
Fixed charges**	10,835		36,995		34,549		27,721		24,462		25,323
Capitalized interest	(1,675)		(4,919)		(4,636)		(8,684)		(5,358)		(1,220)
Total earnings available for fixed charges	$116,456		$166,858		$139,775		$80,827		$121,120		$137,274

Fixed charges:
Interest expense	$9,160		$31,622		$29,560		$18,825		$18,986		$24,078
Capitalized interest	1,675		4,919		4,636		8,684		5,358		1,220
Amortization of premiums/discounts/issuance costs (SJI)***	—		429		328		187		93		—
Amortization of premiums/discounts/issuance costs (Marina)***	—		25		25		25		25		25
	$10,835		$36,995		$34,549		$27,721		$24,462		$25,323

Ratio of earnings to fixed charges	10.7	x	4.5	x	4.0	x	2.9	x	5.0	x	5.4	x

*	Income from continuing operations.

**	Includes interest charges and capitalized interest.

***	Recorded with interest expense for the three months ended March 31, 2016.